UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934

                       (Amendment No. 4)*

                 Cascade Financial Corporation
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                           14727210-8
                         (CUSIP Number)

                       Arthur W. Skotdal
                c/o Douglas A. Schafer, Attorney
              P.O. Box 1134, Tacoma, WA 98401-1134
                         (253) 383-2167
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                          May 25, 2001
    (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 14727210-8

1.   Name of Reporting Person                Arthur W. Skotdal

     S.S. or I.R.S. Identification           ###-##-####
     No. of Above Person

2.   Check the Appropriate Box               (a) [ ]
     if a Member of a Group                  (b) [X]

3.   SEC Use Only

4.   Source of Funds                         PF

5.   Check Box if Disclosure of Legal        [ ]
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of                 United States
     Organization

Number of      7.  Sole Voting Power             -0-
Shares         8.  Shared Voting
Beneficially       Power                     449,166
Owned by       9.  Sole Dispositive
Each Report-       Power                         -0-
ing Person     10. Shared Dispositive
With               Power                     449,166

11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person          449,166

12.  Check Box if the Aggregate Amount       [ ]
     in Row (11) Excludes Certain Shares

13.  Percent of Class Represented            8.0%
     by amount in Row (11)

14.  Type of Reporting Person                IN

CUSIP No. 14727210-8

1.   Name of Reporting Person         Skotdal Quality Investments, L.L.C.

     S.S. or I.R.S. Identification           91-1956789
     No. of Above Person

2.   Check the Appropriate Box               (a) [ ]
     if a Member of a Group                  (b) [X]

3.   SEC Use Only

4.   Source of Funds                         WC

5.   Check Box if Disclosure of Legal        [ ]
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of                 Washington State
     Organization

Number of      7.  Sole Voting Power         159,951
Shares         8.  Shared Voting
Beneficially       Power                         -0-
Owned by       9.  Sole Dispositive
Each Report-       Power                     159,951
ing Person     10. Shared Dispositive
With               Power                         -0-

11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person          159,951

12.  Check Box if the Aggregate Amount       [ ]
     in Row (11) Excludes Certain Shares

13.  Percent of Class Represented            2.8%
     by amount in Row (11)

14.  Type of Reporting Person                OO

CUSIP No. 14727210-8

1.   Name of Reporting Person                Andrew P. Skotdal

     S.S. or I.R.S. Identification           ###-##-####
     No. of Above Person

2.   Check the Appropriate Box               (a) [ ]
     if a Member of a Group                  (b) [X]

3.   SEC Use Only

4.   Source of Funds                         PF

5.   Check Box if Disclosure of Legal        [ ]
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of                 United States
     Organization

Number of      7.  Sole Voting Power           2,000
Shares         8.  Shared Voting
Beneficially       Power                     285,247
Owned by       9.  Sole Dispositive
Each Report-       Power                       2,000
ing Person     10. Shared Dispositive
With               Power                     285,247

11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person          287,247

12.  Check Box if the Aggregate Amount       [ ]
     in Row (11) Excludes Certain Shares

13.  Percent of Class Represented            5.1%
     by amount in Row (11)

14.  Type of Reporting Person                IN

CUSIP No. 14727210-8

1.   Name of Reporting Person                Craig G. Skotdal

     S.S. or I.R.S. Identification           ###-##-####
     No. of Above Person

2.   Check the Appropriate Box               (a) [ ]
     if a Member of a Group                  (b) [X]

3.   SEC Use Only

4.   Source of Funds                         PF

5.   Check Box if Disclosure of Legal        [ ]
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of                 United States
     Organization

Number of      7.  Sole Voting Power           1,968
Shares         8.  Shared Voting
Beneficially       Power                     445,198
Owned by       9.  Sole Dispositive
Each Report-       Power                       1,968
ing Person     10. Shared Dispositive
With               Power                     445,198

11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person          447,166

12.  Check Box if the Aggregate Amount       [ ]
     in Row (11) Excludes Certain Shares

13.  Percent of Class Represented            5.1%
     by amount in Row (11)

14.  Type of Reporting Person                IN

CUSIP No. 14727210-8

1.   Name of Reporting Person                Skotdal Brothers, L.L.C.

     S.S. or I.R.S. Identification           91-1926102
     No. of Above Person

2.   Check the Appropriate Box               (a) [ ]
     if a Member of a Group                  (b) [X]

3.   SEC Use Only

4.   Source of Funds                         WC

5.   Check Box if Disclosure of Legal        [ ]
     Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of                 Washington State
     Organization

Number of      7.  Sole Voting Power         285,247
Shares         8.  Shared Voting
Beneficially       Power                         -0-
Owned by       9.  Sole Dispositive
Each Report-       Power                     285,247
ing Person     10. Shared Dispositive
With               Power                         -0-

11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person          285,247

12.  Check Box if the Aggregate Amount       [ ]
     in Row (11) Excludes Certain Shares

13.  Percent of Class Represented            5.1%
     by amount in Row (11)

14.  Type of Reporting Person                OO

ITEM 1 - SECURITY AND ISSUER.

    Common stock, $0.01 par value

    Cascade Financial Corporation
    2828 Colby Ave.
    Everett, Washington  98201

ITEM 2 - IDENTITY AND BACKGROUND

    This is Amendment No. 4 to the Schedule 13D dated May 13, 1994, initially filed by the three reporting individuals. Their Schedule 13D as last amended in January of 2000 reported their aggregate beneficial ownership of 7.0% of the issuer's common shares. This Amendment No. 4 reports the material increase, by one percentage point, in their aggregate beneficial ownership, and reports that Arthur W. Skotdal and Craig G. Skotdal now share voting and dispositive power over the shares held by Skotdal Quality Investments, L.L.C. The reporting persons disclaim that they are acting in concert as a group or that they beneficially own each other's shares, except that Arthur W. Skotdal acknowledges beneficial ownership of the shares reported by Skotdal Quality Investments, L.L.C., and Andrew P. Skotdal and Craig G. Skotdal acknowledge beneficial ownership of the shares reported by Skotdal Brothers, L.L.C.

(a)  Name of Group Member:  Arthur W. Skotdal
(b)  Address:  2707 Colby Ave., Suite 1200, Everett, WA 98201
(c) Principal occupation and employer: Private investor in real estate and president of Skotdal Enterprises, Inc., a real estate development and management firm at 2707 Colby Ave., Suite 1200, Everett, WA 98201.
(d)  Criminal convictions within five years:  None
(e)  Securities law violations within five years:  None
(f)  Citizenship:  U.S.A.

(a)  Name of Group Member:  Skotdal Quality Investments, L.L.C.
(b)  State of Organization:  State of Washington.
(c)  Address:  2707 Colby Ave., Suite 1200, Everett, WA 98201
(d)  Principal Business: Passive Investments.
(e)  Criminal convictions within five years:  None
(f)  Securities law violations within five years:  None

(a)  Name of Group Member:  Andrew P. Skotdal
(b)  Address:  P.O. Box 5267, Everett, WA 98206-5267
(c) Principal occupation and employer: Manager at KRKO Radio, a radio station with offices at 2707 Colby Ave., Suite 1380, Everett, WA 98201
(d)  Criminal convictions within five years:  None
(e)  Securities law violations within five years:  None
(f)  Citizenship:  U.S.A.

(a)  Name of Group Member:  Craig G. Skotdal
(b)  Address:  2707 Colby Ave., Suite 1200, Everett, WA 98201
(c) Principal occupation and employer: Manager at Skotdal Enterprises, Inc., a real estate development and management firm at 2707 Colby Ave., Suite 1200, Everett, WA 98201.
(d)  Criminal convictions within five years:  None
(e)  Securities law violations within five years:  None
(f)  Citizenship:  U.S.A.

(a)  Name of Group Member:  Skotdal Brothers, L.L.C.
(b)  State of Organization:  State of Washington.
(c)  Address:  2707 Colby Ave., Suite 1200, Everett, WA 98201
(d)  Principal Business: Passive Investments.
(e)  Criminal convictions within five years:  None
(f)  Securities law violations within five years:  None

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Skotdal Brothers, L.L.C., used working capital contributed by is sole members, Andrew P. Skotdal and Craig G. Skotdal, to purchase in the public market the 11,226 shares reported in Item 5. All individually immaterial purchases not previously reported by the reporting persons were also made in the public market with personal funds or capital contributed to the investment limited liability companies.

ITEM 4 - PURPOSE OF TRANSACTION

    The shares were acquired solely for investment purposes. Members of the group may acquire additional shares for investment. Members of the group have no present plans or proposals for any extraordinary corporate changes or transactions concerning the issuer or for any changes in its management or directors, except that the group has expressed interest in having a representative appointed to the issuer's board of directors.

ITEM  5 - INTEREST IN THE SECURITIES OF THE ISSUER

For the group:

(a)  Number of securities owned beneficially:             449,166
    (Without duplicating shares deemed owned by two or more group members.)
     Percentage of class:                                    8.0%

Arthur W. Skotdal:

(a)  Number of securities owned beneficially:             449,166
     Percentage of class:                                    8.0%
(b)  Sole voting power:                                       -0-
     Shared voting power:                                 449,166
     Sole dispositive power:                                  -0-
     Shared dispositive power:                            449,166
(c)  Transactions in issuer's securities during past 60 days:  None.

Skotdal Quality Investments, L.L.C.:

(a)  Number of securities owned beneficially:             159,951
     Percentage of class:                                    2.8%
(b)  Sole voting power:                                   159,951
     Shared voting power:                                     -0-
     Sole dispositive power:                              159,951
     Shared dispositive power:                                -0-
(c)  Transactions in issuer's securities during past 60 days: None


Andrew P. Skotdal:

(a)  Number of securities owned beneficially:             287,247
     Percentage of class:                                    5.1%
(b)  Sole voting power:                                     2,000
     Shared voting power:                                 285,247
     Sole dispositive power:                                2,000
     Shared dispositive power:                            285,247
(c) Transactions in issuer's securities during past 60 days: None directly, but see transactions by Skotdal Brothers, L.L.C., below.

Craig G. Skotdal:

(a)  Number of securities owned beneficially:             447,166
     Percentage of class:                                    8.0%
(b)  Sole voting power:                                     1,968
     Shared voting power:                                 445,198
     Sole dispositive power:                                1,968
     Shared dispositive power:                            445,198
(c) Transactions in issuer's securities during past 60 days: None directly, but see transactions by Skotdal Brothers, L.L.C., below.

Skotdal Brothers, L.L.C.:

(a)  Number of securities owned beneficially:             285,247
     Percentage of class:                                    5.1%
(b)  Sole voting power:                                   285,247
     Shared voting power:                                     -0-
     Sole dispositive power:                              285,247
     Shared dispositive power:                                -0-
(c)  Transactions in issuer's securities during past 60 days:

     04/30/01 Purchased 1,226 shares at $7.47 per share through a broker. 05/03/01 Purchased 1,000 shares at $7.30 per share through a broker. 05/09/01 Purchased 1,000 shares at $7.45 per share through a broker. 05/18/01 Purchased 3,000 shares at $7.60 per share through a broker. 05/21/01 Purchased 800 shares at $7.70 per share through a broker. 05/22/01 Purchased 1,000 shares at $7.75 per share through a broker. 05/23/01 Purchased 1,200 shares at $7.70 per share through a broker. 05/25/01 Purchased 2,000 shares at $8.00 per share through a broker.

For the Group:

(d) No other persons are known to have the right to receive dividends from, or the proceeds from the sale of, any of the securities referred to in this item.

(e)  Date reporting person ceased to be 5% owner:  Not applicable.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    There are no written agreements between the members of the group. Both Andrew P. Skotdal and Craig G. Skotdal are of legal age, and neither resides with their father, Arthur W. Skotdal. Because of their family relationship and their sharing of investments and information, the three individuals and their two controlled limited liability companies that hold their shares may be deemed a group under Section 13(d)(3) of the Act.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

    Exhibit A is an agreement of the reporting persons that this statement is filed on behalf of each of them, as required by SEC Rule 13d-1(f)(1).

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

May 29, 2001                        Arthur W. Skotdal
(Date)                              (Signature)

May 29, 2001                        Skotdal Quality Investments, L.L.C.
(Date)                              by Arthur W. Skotdal, Manager
                                    (Signature)

May 29, 2001                        Andrew P. Skotdal
(Date)                              (Signature)

May 29, 2001                        Craig G. Skotdal
(Date)                              (Signature)

May 29, 2001                        Skotdal Brothers, L.L.C.
(Date)                              by Andrew P. Skotdal, Manager
                                    (Signature)
                                    by Craig G. Skotdal, Manager
                                    (Signature)